Exhibit 99.1

Eidos plc Board Changes

    LONDON--(BUSINESS WIRE)--July 15, 2003--Eidos plc (LSE: EID.L;
NASDAQ: EIDSY), one of the world's leading publishers and developers of entertainment software, today announces that Jeremy Heath-Smith, Development Director of the Company and Managing Director of Core Design Limited, will be stepping down from the boards of both companies with immediate effect.
    The Eidos Board would like to express its gratitude to Jeremy for his contribution to the development of the Eidos Group over the past seven years.

    Notes

    1. Certain statements made in this announcement with respect to the Group's plans, strategies and beliefs and other statements that are not historical facts are forward-looking statements (as that term is defined in the United States Private Securities Legislation Reform Act of 1995) that involve risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements including, without limitation, general economic conditions in the Group's markets, particularly levels of consumer spending; exchange rates, particularly between the pound sterling and the U.S. dollar, in which the Group makes significant sales; and the Group's ability to continue to win acceptance of its products, which are offered in highly competitive markets characterised by continual new product introductions, rapid developments in technology and subjective and changing consumer preferences (particularly in the entertainment business) and other risks described in reports and filings made by Eidos plc with the SEC. The Company undertakes no obligation to update any forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.
    2. The Company name and other brand and/or product names referred to in this statement are registered trademarks or trademarks pending registration in accordance with the relevant national laws worldwide. All rights reserved.

    CONTACT: Eidos plc, London
             John van Kuffeler
             Mike McGarvey
             Stuart Cruickshank
             44 20 8636 3000
                or
             Brunswick
             Jonathan Glass/James Crampton, 44 20 7404 5959
             Nina Pawlak, 212/333-3810